EXHIBIT 17

[Turner E News]

Issue 2 - Friday, September 10, 1999

Welcome to the second issue of the Turner E-News, which is being published weekly during this transition period to update you on the progress of the tender offer from HOCHTIEF, related post-merger agreement issues, and other subjects. We hope that last week's issue provided you with some useful information.

Thanks to the staffers who forwarded questions, many of which are addressed in this issue. We look forward to receiving other questions in the days to come.

As you know, HOCHTIEF's tender offer will expire at midnight on Friday, September 17, 1999, New York City time, unless the offer is extended. The Board of Directors of Turner has unanimously approved the merger agreement and urges shareholders to tender their shares in the offer. As mentioned in last week's newsletter, there are specific telephone numbers for you to call with questions about the tendering of shares and other issues. They are repeated as follows:

If you have questions about:                Contact:

*  The offer from HOCHTIEF                  Innisfree at 1-888-750-5834

*  The tendering of shares                  Innisfree at 1-888-750-5834

*  Not receiving a letter of transmittal    Innisfree at 1-888-750-5834
for shares you hold outright

*  The Employee Stock Ownership Plan        Fidelity at 1-800-421-3844
   (ESOP)

*  Not receiving  your package for the      Anne Muir at State Street due to
ESOP a change in address in the last        Bank at this fax number, 617-
six months                                  985-6666

*  Questions about the ESOP packet          Marvin Adler at Turner at 212-
                                            229-6144

*  The Employee Stock Purchase Plan         First Chicago Trust Company of
(ESPP)                                      New York at 1-800-633-9394

Page 2/

*  Not receiving your package for the       Innisfree at 1-888-750-5834.
ESPP due to a change in address in the      Also call First Chicago Trust
last six months                             at 1-800-633-9394 to make a
                                            permanent address change

*  Lost stock certificates                  First Chicago Trust Company of
                                            New York's corporate actions
                                            department at 1-800-251-4215


Again, active employees and retirees should direct questions to the Editor via E-mail (e-news@tcco.com) or in written form to the Editor, Turner E-News, 375 Hudson Street, 6th floor, New York, NY, 10014. Unfortunately, the Editor cannot provide answers to phone inquiries. Space and applicability permitting, questions will be addressed in future newsletters.

It is important to disseminate this information to employees who are not on the E-mail system and to others who would find this information useful. Each business unit general manager has the responsibility to communicate this information to the appropriate audiences. Please make sure that your communication is timely. We are handling mailings to retirees of the newsletter from the corporate office.

************************************************************************

Q:   "CAN YOU GIVE ME MORE BACKGROUND ON HOCHTIEF?"

A: Established in 1875 and based in Essen, HOCHTIEF AG is Germany's largest construction company. The firm has 37,000 employees around the world and last year completed work valued at $6.7 billion. Roughly 48 percent of the Group's business is done outside Germany. HOCHTIEF's shares are publicly traded on the Frankfurt exchange.

     HOCHTIEF is increasingly involved not only in planning and building, but also in financing and operating complex infrastructure and other projects. As natural complements to its core business segment of building, HOCHTIEF is continuously expanding its range of services:
     Airport Management, Project Development, Software, Environmental Technology and Facility Management are now featured more strongly in the framework of its business.

     The firm builds a wide range of projects, including highways and tunnels, power plants, factories, apartment buildings, corporate towers, sewage and other waste facilities, bridges, dams and terminals. Clients include Sony, IBM, Siemens, German National Railway, General Motors/Opel, Ford, DaimlerChrysler, BMW,

Page 3/

     Deutsche Bank, Commerzbank, the City of Athens, the People's Republic of China, and the Republic of Greece.

     Recent construction awards include the Israeli embassy in Berlin, a headquarters facility for BankBoston in Sao Paolo, Brazil, and a large trade fair complex in Dresden, Germany.

     HOCHTIEF's operations in North America have in the past been channeled via its participating interest in Kitchell Corporation of Phoenix, Arizona. HOCHTIEF will retain its current holding of 35.34 percent of Kitchell's equity unchanged. Kitchell primarily operates in the traditional construction and general contracting business in the Southwestern United States. HOCHTIEF also runs operations in Western and Eastern Europe, Latin America, Southeast Asia and Africa.

Q: "WHAT DOES HOCHTIEF BRING TO THE TABLE FOR TURNER CONSTRUCTION, OTHER THAN CAPITAL?"

A: Clearly, the Board had an obligation to our shareholders. By any number of measures, the offer was attractive and provided a strong return to them. In addition, it preserved the Turner name, allows us to operate much as in the past and provides attractive opportunities to our people. From a strategic standpoint, it also gives (1) broader international capabilities, (2) additional skills and experiences in certain construction areas and (3) the benefits of a much larger balance sheet. In summary, we believe this will give us additional capabilities to build our company.

Q: "WHY DID HOCHTIEF APPROACH TURNER? WHAT IS `IN IT FOR THEM' IF TURNER REMAINS AUTONOMOUS AND CONTINUES TO REINVEST IN THE BUSINESS?"

     The rules of the game in our industry are changing. As part of this, more and more, a global network is becoming necessary to better leverage skills, clients and resources. To have a global network, a presence in the United States market is critical. The U.S. is still the most attractive investment environment in the world. Compared to HOCHTIEF's major markets, the U.S. also is projected to have higher growth prospects in the years ahead. As the preeminent builder organization in the U.S., Turner places HOCHTIEF in this highly attractive and critical market.

     HOCHTIEF will receive the benefits of the acquisition in a number of ways. First, the company will be able to access our skills, reputation and clients. This, of course, gives HOCHTIEF a stronger base and business position. Second, the company also, financially, will be able to consolidate our earnings.

Page 4/

Q:   "WHO WILL DECIDE IF THE TENDER OFFER IS EXTENDED PAST SEPTEMBER 17?"

A: HOCHTIEF would make that decision, based on the number of shares tendered and other conditions.

Q: "WHAT DO I DO IF I LOST MY STOCK CERTIFICATES AND WANT TO PARTICIPATE IN THE OFFER BY THE DEADLINE DATE?"

A: Call First Chicago Trust Company of New York's corporate actions department at 1-800-251-4215 to request a replacement of the lost stock certificates. It can take up to 24 hours for an "affadavit of loss" to be generated and sent out. If employees wish to participate in the offer, they should ask the customer service rep to fax or FedEx the affadavit. (For the latter, callers will have to provide a personal FedEx number.)

Q: "IF I DON'T GET MY NEW CERTIFICATES BY THE DEADLINE, CAN I PARTICIPATE IN THE TENDER OFFER?"

A:   No.

Q:   "THEN WHAT HAPPENS?"

A: Assuming HOCHTIEF completes the purchase of shares in the tender offer, HOCHTIEF will acquire any shares which were not tendered through a merger between Turner and a subsidiary of HOCHTIEF. In the merger, Turner shareholders will receive the same price as in the tender offer. But in the meantime, shareholders should be sure to replace the lost certificates as soon as possible.

Q:   "CAN YOU UPDATE ME ON THE PROGRESS OF THE MERGER WITH HOCHTIEF?"

A: According to a press release from HOCHTIEF dated September 7, the U.S. Federal Trade Commission has announced early termination of the waiting period required by American anti-trust law and thus indicated it has no objections to the proposed merger. (Any acquisition such as this requires governmental approval.)

Q: "IF I DECIDE TO ROLL OVER MY ESOP STOCK TO MY 401(K) PLAN, WILL THE STOCK'S VALUE BE TREATED LIKE THE ERIP (EMPLOYEES RETIREMENT INCOME
     PLAN)--THAT IS, WILL IT BE SEPARATED FROM THE REST OF MY 401(K)
     ASSETS?"

     We intend the ESOP account value to be incorporated into the 401(k) assets; however, the ESOP assets will not be included in the balance that employees can borrow from.

Page 5/


     As noted in last week's newsletter, Turner is in the process of requesting approval from the IRS in connection with the termination of the ESOP and the distribution of participants' accounts from the plan. We are awaiting the ruling, which we believe will come through by December 1999.

     The current intention is that active employees will have the opportunity to roll over their account balances to the Turner 401(k) plan or into an IRA or to take a distribution less taxes (if applicable) and withdrawal penalties; and, for retirees and vested terminated employees, a rollover to an IRA or a distribution, less taxes (if applicable) and withdrawal penalties. These distributions are subject to the IRS ruling.

Q: "ONCE THE ESOP SHARES ARE TENDERED AND CONVERTED TO CASH, WILL I BE RECEIVING INTEREST UNTIL DISTRIBUTION OF MY ACCOUNT BALANCE?"

A: Yes. The cash proceeds will be invested and investment returns will be credited to your account.

Q: "WHAT WILL HAPPEN WITH MONEY DEDUCTED FROM PAYROLL FOR THE ESPP THAT HAS NOT ACCUMULATED ENOUGH TO PURCHASE A FULL SHARE? FOR EXAMPLE, MY DEDUCTION IS $50 MONTHLY AND MY FIRST DEDUCTION WAS IN THE JULY 31 PAYROLL."

     When ESPP shares are tendered, employees will be paid out for fractional shares owned. For example, if an employee owns 2 1/2 shares, she will be paid 2 1/2 times the HOCHTIEF offer price of $28.625.

Q:   "IS THE RETIREE MEDICAL PLAN CONTINUING?"

A: It is our expectation that the Retiree Medical Plan will continue in its current form at least through the year 2000.

Q:   "ARE PENSION FUND SHARES BEING TENDERED AS A RESULT OF THE HOCHTIEF
     OFFERING?"

A: The Pension Administration Committee, the fiduciary of the pension plan, elected to tender all of the shares that were held in the plan. This decision was made on September 8.

Page 6/

Q: "CAN YOU REVIEW AGAIN THE MAJOR STEPS I NEED TO TAKE IN ORDER TO TENDER SHARES?"

A: We will again present our summary of the major steps for tendering shares, but this does not substitute for the shareholder's careful reading of the official document and adhering to its strict instructions. The following pertains only to stock owned outright and held by certificate by the employee or retiree.

     The letter of transmittal (blue form) needs to be filled out on the front page by listing the share certificate number, number of shares, and the number of shares to be tendered. If the employee holds more than four certificates (the number of lines provided), he will have to provide a longer list on a separate sheet to include them all. The separate sheet should also be signed. Remember: All share certificate numbers must be listed. Also, it is important that the employee does NOT sign the certificates. They should be sent in unsigned. On the center portion, the employee must sign the large boxed portion that says, "Important: Stockholders: Sign Here." Under capacity, the word "owner" should be filled in, along with the other information. Last, on the back of the sheet, the substitute W-9 form needs to be signed and dated and the social security number included. For additional questions, call Innisfree (see number noted earlier).

************************************************************************

Please feel free to continue to share your questions with us via E-mail at e-news@tcco.com, or via mail, to the Editor, Turner E-News, 375 Hudson Street, 6th floor, New York, NY, 10014. Our intent is to keep you informed on the many issues that are coming up during this transition period, as well as other subjects.